EXHIBIT 99.1

Standard Lithium to Participate in Upcoming Lithium Industry and Investor Conferences

VANCOUVER, British Columbia, Nov. 15, 2022 (GLOBE NEWSWIRE) -- Standard Lithium Ltd. (“Standard Lithium” or the “Company”) (TSXV: SLI) (NYSE: SLI) (FRA: S5L), a leading pre-commercial lithium project development company, will participate in the following three industry and investor conferences between November 16, 2022, and December 9, 2022.

Event:	Benchmark 2022 Week - Cathodes 2022 (Where the Lithium Ion Battery to Electric Vehicle Supply Chain Meet)
Date:	November 16 - 18, 2022
Brine Lithium Panel – November 16, 3:05 pm PT
Location:	Los Angeles
Website:	https://www.benchmarkminerals.com/wp-content/uploads/Cathodes-Agenda-Benchmark-Week-2022.pdf

Event: Date: Location: Website:	Deutsche Bank 7th Annual Lithium Battery Supply Chain Conference December 7, 2022 New York City https://conferences.db.com/americas/lithium1regform
Interested investors should contact their Deutsche Bank representative.

Event: Date: Location:	Bank of America Virtual Lithium and Battery Storage Conference December 8 - 9, 2022 Virtual
Interested investors should contact their Bank of America Securities representative.

About Standard Lithium Ltd.

Standard Lithium is a leading pre-commercial lithium development company with a portfolio of projects in process. The Company’s flagship projects, the LANXESS Property Project and the South-West Arkansas Project, are located in southern Arkansas near the Louisiana state border. The Company is focused on the evaluation and testing of commercial lithium extraction and purification from brine sourced from approximately 180,000 acres of unitized leases across these two projects. The Company operates a first-of-a-kind industrial-scale Direct Lithium Extraction (DLE) Demonstration Plant at the LANXESS Property Project. The scalable, environmentally friendly process eliminates the use of evaporation ponds, reduces processing time from months to hours and greatly increases the effective recovery of lithium. A Definitive Feasibility Study (DFS) and Front-End Engineering Study (FEED) for Phase 1A of the LANXESS Property Project commenced in September 2022. A Preliminary Feasibility Study (PFS) of the South-West Arkansas Project commenced in May 2022. The Company is also pursuing the resource development of approximately 45,000 acres of mineral leases located in the Mojave Desert in San Bernardino County, California.

Standard Lithium is jointly listed on the TSX Venture Exchange and the NYSE American under the trading symbol “SLI”; and on the Frankfurt Stock Exchange under the symbol “S5L”. Please visit the Company’s website at https://www.standardlithium.com.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. This news release may contain certain “Forward-Looking Statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. When used in this news release, the words “anticipate”, “believe”, “estimate”, “expect”, “target, “plan”, “forecast”, “may”, “schedule” and other similar words or expressions identify forward-looking statements or information. These forward-looking statements or information may relate attendance at investor conferences and presentations, future prices of commodities, accuracy of mineral or resource exploration and drilling activity, reserves or resources, regulatory or government requirements or approvals, the reliability of third party information, continued access to mineral properties or infrastructure, fluctuations in the market for lithium and its derivatives, changes in exploration costs and government regulation in Canada and the United States, and other factors or information. Such statements represent the Company’s current views with respect to future events and are necessarily based upon a number of assumptions and estimates that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social risks, contingencies and uncertainties. Many factors, both known and unknown, could cause results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements. The Company does not intend, and does not assume any obligation, to update these forward-looking statements or information to reflect changes in assumptions or changes in circumstances or any other events affecting such statements and information other than as required by applicable laws, rules and regulations.

For further information contact:
LHA Investor Relations
David Barnard
+1 415-433-3777
standardlithium@lhai.com
info@standardlithium.com
Twitter: @standardlithium
LinkedIn: https://www.linkedin.com/company/standard-lithium/